     The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1999, amounts have been reclassified to reflect a decrease in accumulated net investment loss of $10,463,786. Accumulated net realized gain on investments was decreased by the same amount.